UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho Shibuya-ku, Tokyo 150-0044 Japan +81-(0)3-5784-6742	4F., No. 88, Yanchang Rd. Xinyi District Taipei City 110 Taiwan +886-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Definitive Agreement

On October 19, 2026, TNL Mediagene (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Vector Advisory Partners LLC, a Wyoming limited liability company (“Vector” or the “Buyer”), pursuant to which Vector agreed to purchase newly authorized Series A Convertible Preferred Shares and Series B Convertible Preferred Shares of the Company (collectively, the “Preferred Shares”) for an aggregate purchase price of $6.25 million (the “Transaction”). Vector may designate an affiliate or acquisition special purpose vehicle to acquire the Preferred Shares only with the Company’s prior written consent and satisfaction of specified compliance, funding and joinder requirements. Vector will remain jointly and severally liable for all Buyer obligations.

Concurrently with execution of the Purchase Agreement, Vector paid the Company $1.5 million in immediately available funds (the “Signing Payment”). The Signing Payment is non-refundable, immediately available for the Company’s use and creditable dollar-for-dollar against the purchase price at closing. At the closing, Vector is required to pay the remaining $4.75 million in accordance with a mutually approved closing flow-of-funds memorandum. Following approved payoffs and transaction expenses, the remaining proceeds will be retained by the Company as permanent equity and working capital, including an initial operating-transition reserve of at least $750,000 unless Vector otherwise approves. Up to $800,000 may be designated after closing as a discretionary issuer-repurchase reserve, subject to further board approval and applicable legal and Nasdaq requirements.

At the closing, the Company expects to issue approximately 938,257 Series A Convertible Preferred Shares for an allocated purchase price of approximately $1.56 million and approximately 2,816,647 Series B Convertible Preferred Shares for an allocated purchase price of approximately $4.69 million. Each series will have an original issue price of approximately $1.66449 per share and a 1.0x non-participating liquidation preference equal to its original issue price. The Preferred Shares will be perpetual, non-puttable preferred equity, with no stated maturity, mandatory redemption, holder put right or mandatory cash dividend. If the Company declares a dividend or other distribution on its ordinary shares, other than a dividend payable solely in ordinary shares, holders of the Preferred Shares will be entitled to participate on an as-converted basis, without regard to applicable conversion limitations. Subject to the limitations summarized below, each Preferred Share will be convertible into one ordinary share of the Company.

Before receipt of the shareholder, Nasdaq, Cayman Islands and other approvals required under the Purchase Agreement (collectively, the “Requisite Approvals”), the Series A Convertible Preferred Shares will carry only those conversion and governance rights that may be exercised without further approval and are expected to represent approximately 19.99% of the Company’s fully diluted ordinary shares on an as-converted basis. The Series B Convertible Preferred Shares will be issued and fully paid at closing but will not be convertible unless and until the applicable Requisite Approvals are obtained and effective. Following receipt of the Requisite Approvals, the Preferred Shares collectively are expected to represent approximately 80% of the Company’s fully diluted ordinary shares on an as-converted basis, resulting in a change of control of the Company. No ordinary shares will be issued to Vector at closing, and failure to obtain the Requisite Approvals will not invalidate the Preferred Shares, require their redemption or repurchase, or cause any approval-gated conversion or governance rights to become exercisable.

Following the closing, the Company will use commercially reasonable efforts to obtain the Requisite Approvals. The Company’s board of directors will not be required to recommend or take any action that it determines, after consultation with counsel, would be inconsistent with its fiduciary duties.

The closing is expected to occur on a mutually agreed date no later than the tenth calendar day following the effective date of the Purchase Agreement, subject to satisfaction or permissible waiver of specified conditions, including required corporate and regulatory approvals, delivery of applicable transaction and capitalization documentation, completion of compliance reviews, confirmation of the intended accounting treatment and absence of specified adverse events or legal restraints. Vector’s obligation to close is not subject to any due-diligence, confirmatory-review, financing or discretionary-satisfaction condition.

At the closing and simultaneously with payment of the closing consideration, Vector may designate one individual for appointment to the Company’s board of directors, subject to applicable law, Nasdaq and Cayman Islands requirements, the Company’s organizational documents and completion of customary diligence. Additional approval-gated governance rights, including those associated with the anticipated change of control, will become effective only after receipt of the applicable Requisite Approvals and satisfaction of the applicable conditions.

The Purchase Agreement permits the Company to continue evaluating, negotiating and consummating the proposed management buyouts of its Japanese and Taiwan businesses without Vector’s consent. Until the earlier of closing or termination, the Company is otherwise subject to customary exclusivity restrictions relating to competing financings, changes of control, sales, mergers, reverse mergers, recapitalizations and strategic transactions, subject to the terms and exceptions in the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, covenants, confidentiality, trading, indemnification and termination provisions. It may be terminated before closing by mutual written consent; by the Company if the closing has not occurred by the contractual outside date and the Company is not then in material breach; by either party following specified final legal restraints or uncured material breaches; or by the Company in specified regulatory, transaction-structure, fiduciary-duty or alternative-transaction circumstances. Specific performance may be available in specified circumstances.

The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties and may be subject to qualifications and limitations agreed upon by them. Accordingly, the Purchase Agreement is furnished as an exhibit to this Report on Form 6-K to provide investors with information regarding its terms and not to provide investors with any other factual information regarding the Company, Vector or their respective businesses. Investors should read the Purchase Agreement together with the Company’s other filings and furnished reports with the Securities and Exchange Commission.

The foregoing description of the Purchase Agreement, the Preferred Shares and the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, including the preferred-share term sheet attached as Exhibit A thereto, which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Unregistered Sale of Equity Securities

The Preferred Shares will be issued in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act and Regulation S. The Preferred Shares and any ordinary shares issuable upon conversion have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Securities Purchase Agreement, dated as of October 19, 2026, by and between TNL Mediagene and Vector Advisory Partners LLC (including Exhibit A, Preferred Share Terms).
99.1	Press Release of TNL Mediagene, dated October 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL MEDIAGENE

Date: October 21, 2026	By:	/s/ Motoko Imada
	Name:	Motoko Imada
	Title:	Chief Executive Officer

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